SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Wendy’s Company

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

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April 14, 2023

Dear Wendy’s Shareholder,

On May 16th, we urge you to support Proposal 7: Stockholder Proposal Requesting a Report on Lobbying Activities and Expenditures, which requests that Wendy’s annually disclose the following information:

1.	Policies and procedures governing Wendy’s own lobbying and that of its franchisees, both direct and indirect, and grassroots lobbying communications.
2.	Payments by the company or its franchisees used for:
	a.	direct or indirect lobbying; or
	b.	grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Description of management’s decision-making process and the Board’s oversight of this process.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Wendy’s shareholders.

Wendy’s does not currently disclose its lobbying policy or expenditures.

Corporate lobbying spending has steadily increased over the past decade. However, while there are issues that a company and its franchisees may lobby on to protect its business interests, any political actions taken by a company and its franchisees expose it and its shareholders to risks. In order to protect themselves from these risks, it is important for shareholders to be fully aware of any and all lobbying spending that a company and its franchisees engages in.

In its opposition statement, Wendy’s writes “We believe our existing disclosure and governance standards and practices appropriately address the concerns cited in this proposal.” Wendy’s existing governance standards and practices on this issue appear non-existent, however. While the company has a policy on political activities and contributions, it does not appear to have a policy on lobbying. Currently, the company provides no disclosure for trade associations that it contributes to. It also provides no disclosure of payments to “social welfare groups” or payments for grassroots lobbying communications, nor direct lobbying expenditures at all levels.

We contrast Wendy’s disclosure to its peer, Chipotle. After receiving a similar lobbying proposal from us, Chipotle now discloses all dues and other payments made to trade associations and social welfare organizations. Chipotle also discloses on its website direct payments made at the federal and state level, including for referendum expenditures.

The publication of a report containing this vital information will help shareholders ensure that any lobbying spending made by Wendy’s is in line with its guiding principle to be “Good done Right.” It will also ensure that the company and shareholders are not exposed to excessive risk as a result of lobbying

1900 L Street NW, Suite 900, Washington, DC 20036
(202) 721-0660

S O C I N V E S T M E N T G R O U P . C O M

practices. Further, by not tracking expenditures made by its franchisees, Wendy’s risks being caught unaware if a franchisee supports certain positions that are either at odds with the company’s corporate policies, or controversial and may impact the company’s sales or reputation and good will.

Publicly available data on Wendy’s direct state and local lobbying contributions is inconsistent.

While federal lobbying spending is easily accessible to shareholders online, there is no reliable way for investors to collect data on direct lobbying at the state, local, or municipal level. Shareholders encounter a variety of obstacles in their efforts to collect data on direct lobbying expenditures at the state and local level. This is due to the lack of uniformity in disclosure requirements between states and municipalities. For example, while some states may require a company to submit quarterly disclosures on its precise lobbying expenditures, other states, such as Florida might only disclose a spending range (ex: $1.00-$9,999.99). Additionally, these websites are not always accessible to shareholders due to a myriad of technological issues. Shareholders need a centrally located and reliably accessible disclosure of Wendy’s lobbying expenditures. Given the increasing scrutiny on which types of lobbying initiatives companies are allocating support, Wendy’s can and should disclose any state and local-level lobbying expenditures to its investors via an easily accessible source such as its corporate website.

Disclosure of indirect lobbying payments would provide greater transparency to investors, with minimal burden to the company.

Greater transparency on indirect lobbying payments to trade associations and “social welfare” organizations would provide investors with a full picture of the company’s political activity, while simultaneously being of minimal cost and burden to the company given that Wendy’s is already collecting this information. For example, companies can use “indirect” contributions to industry/trade associations or other organizations as a means to influence government policy. These memberships and contributions are difficult for shareholders to trace unless the company publicly discloses this information, or the organization publicly lists its membership and any contributions that it has received.

Wendy’s is a member of the International Franchise Association (IFA) and the National Restaurant

Association (NRA). These groups are capable of spending significant sums of money to influence policy on important issues. In 2022, the International Franchise Association spent $1,240,000 and the NRA spent $2,890,000. In recent Congresses, the NRA lobbied against raising the federal minimum wage, paid sick leave during the COVID-19 pandemic, and supported legislation that would ease child labor restrictions. The NRA is also behind ServSafe, a company that offers online food safety courses that are often mandatory before a worker is able to begin a job in the food-service industry, and whose profits are then used by the NRA to lobby in favor of its political interests.1

Wendy’s also does not disclose payments to 501(c)(4) organizations, which have been increasingly active in recent years. Such “social welfare organizations” have been known to be a source of “Dark Money,” given that these entities are not required to disclose its donors. Further, because of the lack of transparency on spending by social welfare organizations, corporate contributions to these

1 David Fahrentold and Talmon Joseph Smith, “How Restaurant Workers Help Pay for Lobbying to Keep Their Wages Low, The New York Times, January 17, 2023, available at https://www.nytimes.com/2023/01/17/us/politics/restaurant-workers-wages-lobbying.html.

organizations may be used for inappropriate purposes, such as gifts or entertainment that could benefit lawmakers, at a state, federal or local level, exposing donors to potential legal risks.

Lastly, state level contributions and indirect contributions to third-party groups may also work against shareholders’ long-term interests. For example, in 2022 Wendy’s spent $50,000 on lobbying in California, largely in opposition to the FAST Recovery Act in California, a law that established a council of stakeholders in the fast-food industry to address issues such as setting a minimum wage and health and safety concerns. In opposition to this law, national trade associations like the IFA and NRA established the “Save Local Restaurants” campaign, intending to overturn the new law via a referendum in 2024. As of March 2023, this organization has received over $21,066,600 in contributions, and Wendy’s alone has contributed $200,000 directly to oppose the new law in California. A similar law has been introduced in Virginia. Opposing a law that is likely to improve working conditions for employees appears contrary to

Wendy’s guiding principle of “Good Done Right”.

For these reasons, we urge you to vote FOR Proposal 7 requesting a report on lobbying activities and expenditures.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Wendy’s instructions.